April 25, 2019

James Kasinger
General Counsel and Secretary
CRISPR Therapeutics AG
Baarerstrasse 14
6300 Zug
Switzerland

       Re: CRISPR Therapeutics AG
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed on April 23, 2019
           File No. 001-37923

Dear Mr. Kasinger:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Revised Preliminary Proxy Statement filed on April 23, 2019

Proposal 11: Amending and Restating art.3a of the Articles of Association Proposal 12: Amending and Restating art. 4 of the Articles of Association Proposal 13: Amending and Restating art. 16 of the Articles of Association Proposal 14: Amending and Restating art. 17 of the Articles of Association. , page 64

1. We note your response to comment 1, which we reissue in part. For each proposal, disclose the rationale for the Board's recommendation and state the effects on your existing shareholders if such amendment is adopted and approved. For example, explain the purpose of the increase in authorized share capital that is the subject of Proposal 11, as well as the potential effects that may result, such as dilution, as an illustrative example only. Please explain the rationale for limiting share ownership in the manner described in
       Proposal 12, and the rationale for limiting shareholder voting rights in the manner described in Proposal 13, and in each case disclose the impact of these proposals.
       Similarly, we note your disclosure that Proposal 14 is intended to strengthen the power of
 James Kasinger
CRISPR Therapeutics AG
April 25, 2019
Page 2
      the Board of Directors. Please expand your disclosure to provide your shareholders with an explanation of the effects of such provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 or Erin Jaskot at 202-551-3442 with any questions.



                                                          Sincerely,
FirstName LastNameJames Kasinger
                                                          Division of
Corporation Finance
Comapany NameCRISPR Therapeutics AG
                                                          Office of Healthcare
& Insurance
April 25, 2019 Page 2
cc:       Robert E. Puopolo, Esq.
FirstName LastName